Exhibit 1

NEWS

Client:	AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact:	PHILIP Y. SARDOFF

For Release:	IMMEDIATE

American Israeli Paper Mills Ltd.
Announces Summoning of a Special General Meeting for Re-Appointment of External
Directors

Hadera, Israel, December 20, 2007 – American Israeli Paper Mills Ltd.(AMEX:AIP) (the “Company” or “AIPM”) announced that today the Company’s Board of Directors resolved to summon a special General Meeting that will be held on February 06, 2008, for the re-appointment of Mr. Amir Makov and Mrs. Ronit Blum as external directors of the Company.